16 SOUTH PENNSYLVANIA     —    POST OFFICE BOX 754     —    OKLAHOMA CITY, OK U.S.A. 73101     —

PHONE 405-235-4546     —    FAX 405-236-1209

VIA EDGAR Submission

December 9, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cash, Accounting Branch Chief

Re:	LSB Industries, Inc.;

Form 10-K for the Year Ended December 31, 2012;

Filed February 28, 2013; SEC File No. 1-7677;

Ladies and Gentlemen:

LSB Industries, Inc. (the “Company”), hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the Company’s Form 10-K for fiscal year ended December 31, 2012 (the “2012 Form 10-K”). The Staff’s comments were delivered to Tony M. Shelby, the Company’s Chief Financial Officer (“CFO”), by letter dated November 25, 2013 (the “Comment Letter”). Based on the Comment Letter, we understand that the responses below are not required to be included in an amendment to the 2012 Form 10-K.

Staff comments and the Company’s responses are set forth below, as designated in the Comment Letter. Capitalized terms have the meanings assigned to them in the 2012 Form 10-K.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 42

Other, page 44

1. In comment one of our letter dated December 3, 2012 regarding our review of your 2011 Form 10-K, we asked that you revise your disclosures in future filings to discuss the business reasons for material changes in amounts presented under the “other” caption. While we note that additional disclosures were provided, the explanations provided do not appear to provide sufficient detail to enable the reader to understand the reasons for fluctuations in the amounts presented. For example, you indicate on page 44 that the decrease in general corporate

Securities and Exchange Commission

Division of Corporation Finance

December 9, 2013

expenses and other business operations, net, primarily relates to the increase in sales. It is not inherently clear why an increase in sales would result in a decrease in general corporate expense. It is also unclear how significantly the increase in personnel costs offset the expenses incurred only in 2011 related the modification of the secured term loan and debenture conversion. Please supplementally show us how you will revise your future filings accordingly.

Response:

In future filings beginning with our Form 10-K for the year ending December 31, 2013, we will provide additional detail to enable the reader to understand the reasons for material fluctuations. In addition, it appears from your comment that it is unclear to the reader what is included in line item titled “General corporate expenses and other business operations, net.” As a result, we will modify our presentation and present operating income from our other business operations separately from our general corporate expenses and include the table noted below if there are material fluctuations from the previous reporting period. The following is an example of our disclosures in our future filings beginning with the 2013 Form 10-K. This example is based on our previous disclosures with revisions in italics for future filings, including a revised table, which will be provided if there are material fluctuations from the previous reporting period:

“Other

The business operation classified as “Other” primarily sells industrial machinery and related components to machine tool dealers and end users. General corporate expenses consist of SG&A, other income and other expense that is not allocated to one of our operating segments.

	2012	2011	Change	Percentage Change
	(Dollars In Thousands)
Net sales - Other	$15,047	$11,837	$3,210	27.1%

Gross profit - Other	$5,063	$4,153	$910	21.9%

Gross profit percentage - Other (1)	33.6%	35.1%	(1.5)%

Operating income - Other	$2,091	$1,584	$507	32.0%

General corporate expenses	$(14,371)	$(14,403)	$32	(0.2)%

(1)	As a percentage of net sales

Securities and Exchange Commission

Division of Corporation Finance

December 9, 2013

Net Sales - Other

The increase in net sales classified as “Other” relates primarily to the improvement in demand for industrial machinery.

Gross Profit - Other

The increase in gross profit classified as “Other” is due primarily to the increase in gross profit resulting from the increase in sales of industrial machinery as discussed above.

Operating income - Other

The increase in operating income classified as “Other” is due primarily to the increase in gross profit resulting from the increase in sales of industrial machinery as discussed above.

General Corporate Expense

The net decrease in general corporate expense primarily relates to a decrease in expenses totaling approximately $1.3 million primarily associated with the induced conversion of 5.5% convertible debentures and the modification of the Secured Term Loan in 2011 partially offset by an increase in personnel costs of $1.3 million in 2012.”

Consolidated Financial Statements, page F-1

2. Acquisition of Working Interests in Natural Gas Properties, page F-15

2. Please tell us how you considered the need to provide the disclosures described in ASC 932-235-50-1A and 50-1B or alternatively tell us where you have provided this information in your financial statements.

Response:

In preparing disclosures concerning the acquisition of working interests in natural gas properties, we considered the need to provide the disclosures described in ASC 932-235-50-1A and 50-1B. Both of these disclosures requirements relate to exploratory wells and associated costs. On October 31, 2012 (the date of acquisition), the working interests acquired did not include any exploratory wells. In addition, no exploratory wells were drilled or associated costs incurred during the following two months of 2012. As a result, the disclosures described in ASC 932-235-50-1A and 50-1B were not applicable.

Securities and Exchange Commission

Division of Corporation Finance

December 9, 2013

3. Since it appears that you have not historically engaged in natural gas producing activities, we believe that your disclosures regarding these activities could be enhanced to improve transparency for investors. Please show us how you will revise your future filings to address the following:

•	Disclose, if true, that you used the proportionate consolidation method described in ASC 810-10-45-14 to account for your acquisition of these working interests;

Response:

As described in ASC 810-10-45-14, we disclosed the following on page F-10 under “1. Summary of Significant Accounting Policies – Basis of Consolidation” of our Form 10-K for the year ended December 31, 2012:

“Our Chemical Business’ ownership of working interests in natural gas properties is accounted for as an undivided interest, whereby we reflect our proportionate share of the underlying assets, liabilities, revenues and expenses.”

•	Explain what the acquisition of a working interest entails, including a description of the rights and responsibilities you received in connection with this transaction. For example, it is unclear from your disclosures how the difference between the 9.7% working interest acquired and the 7.7% net revenue interest acquired affects your accounting for the natural gas producing activities; and

Response:

In future filings beginning with our Form 10-K for the year ending December 31, 2013, we will provide additional explanation concerning what the acquisition/ownership of a working interest entails to improve transparency for the reader. The following is an example of our disclosures in our 2013 Form 10-K based on our previous disclosures with revisions in italics for future filings:

“Our Chemical Business’ ownership of working interests in natural gas properties is accounted for as an undivided interest, whereby we reflect our proportionate share of the underlying assets, liabilities, revenues and expenses. Our working interest represents our share of the costs and expenses incurred primarily to develop the underlying leaseholds and to produce natural gas while our net revenue interest represents our share of the revenues from the sale of natural gas. The net revenue interest is less than our working interest as the result of royalty interest due to others. We are not the operator of these natural gas properties”

•	Describe the methods you used to determine the estimated fair values of the assets acquired and liabilities assumed.

Securities and Exchange Commission

Division of Corporation Finance

December 9, 2013

Response:

In future filings beginning with our Form 10-K for the year ending December 31, 2013, we will provide additional disclosures describing the methods used to determine the estimated fair values of assets acquired and liabilities assumed in a business combination, if applicable. The following is an example of our disclosures in our 2013 Form 10-K based on our previous disclosures with revisions in italics for future filings:

“The estimated fair values of the assets acquired and liabilities assumed at the acquisition date are based on prices and valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (Level 3 classification). The fair value measurement of accounts receivable and accounts payable are valued using an undiscounted cash flow model due to the short-term nature of the underlying instruments. The fair value measurement of property, plant and equipment are valued primarily using a discounted cash flow model (including the application of the natural gas industry accepted risk adjustments depending on the development stage of the property) that calculates the present value of future cash flows pursuant to a reserve report developed by our independent consulting petroleum engineer, with our assistance, based on relevant data and information at the date of acquisition. The fair value measurement of noncurrent accrued and other liabilities are valued using a discounted cash flow model (including the application of a credit adjusted risk free interest rate) that calculated the present value of future cash flows pursuant to the estimated period of time to fulfill the underlying obligations. For financial reporting and income tax purposes, no goodwill was recognized relating to this acquisition. In addition, this acquisition did not include any identifiable intangible assets.”

*        *        *         *        *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

December 9, 2013

We appreciate your attention to this matter. If you have any questions or comments, please contact the undersigned at (405) 235-4546 or you may contact our counsel, Irwin H. Steinhorn, Esquire, of the firm of Conner & Winters, LLP, 1700 One Leadership Square, 211 North Robinson Avenue, Oklahoma City, Oklahoma 73102, at (405) 272-5711.

Very truly yours,
LSB INDUSTRIES, INC.

By:	/s/ Tony M. Shelby
Tony M. Shelby
Executive Vice President and Chief Financial Officer

Enclosures

bcc:	David Shear, Esq., LSB Industries, Inc.

Irwin H. Steinhorn, Esq, Conner & Winters, LLP